UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Rockley Photonics Holdings Limited
(Name of Issuer)

Ordinary Shares, $0.000004026575398 par value per share
(Title of Class of Securities)

G7614L 109
(CUSIP Number)

Tom Adams
General Counsel
Rockley Photonics Holdings Limited
3rd Floor 1 Ashley Road
Altrincham, Cheshire
United Kingdom
Tel: +44 (0) 1865 292017

with a copy to:
James J. Masetti, Esq.
Davina K. Kaile, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, CA 94304
(650) 233-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G7614L 109    Schedule 13D     Page 2 of 10 Pages

(1) Names of reporting persons Andrew Rickman
(2) Check the appropriate box if a member of a group ☐ (a) (b)
(see instructions)
(3) SEC use only
(4) Source of funds (see instructions): OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place or organization United Kingdom
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 6,000,004
(8) Shared voting power: 11,462,730[1]
(9) Sole dispositive power: 6,000,004
(10) Shared dispositive power: 11,462,730[1]
(11) Aggregate amount beneficially owned by each reporting person: 17,462,734
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11): 13.8%[2]
(14) Type of reporting person (see instructions): IN
1 Represents 11,462,730 Ordinary Shares held jointly with the Reporting Person’s spouse, Nichola Jane Rickman.
2 Calculation of the percentage of Ordinary Shares beneficially owned assumes 126,256,257 Ordinary Shares outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on August 17, 2021.

CUSIP No. G7614L 109    Schedule 13D     Page 3 of 10 Pages
Item 1.    Security and Issuer.
The class of equity security to which this statement on Schedule 13D relates is the ordinary shares, par value $ 0.000004026575398 (the “Ordinary Shares”) of Rockley Photonics Holdings Limited, a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Ashley Road, Altrincham, Cheshire, WA14 2DT, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
Item 2.    Identity and Background.
(a), (b), (c), (d) and (f)
Andrew Rickman is the Chief Executive Officer of the Issuer and the Chairman of the board of directors of the Issuer (the “Board”).
The principal business address of the Reporting Person is 1 Ashley Road, Altrincham, Cheshire, WA14 2DT, United Kingdom.
Pursuant to Instruction C of Schedule 13D, the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the persons who may be deemed to exert control over the Reporting Person is set forth in this Schedule 13D.
During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.    Source and Amount of Funds or Other Consideration.
All of the Ordinary Shares of the Issuer reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement and Plan of Merger, dated as of March 19, 2021 (the “Business Combination Agreement”), by and among the Issuer, SC Health Corporation (“SC Health”), Rockley Photonics Limited, a company incorporated under the laws of England and Wales with company number 08683015 (“Rockley”), and Rockley Mergersub Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the terms of the Business Combination Agreement, the Issuer became the ultimate parent company of each of Rockley and SC Health, and SC Health merged with Merger Sub, with SC Health being the surviving entity in such merger (the “Merger” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). The Business Combination closed on August 11, 2021 (the “Closing”).
Pursuant to the Business Combination Agreement, prior to the Merger Effective Time, Rockley proposed a scheme of arrangement under Part 26 of the UK Companies Act 2006 as a transfer scheme pursuant to which the Rockley shareholders transferred all of their Rockley ordinary shares to the Issuer in exchange for the same number of Issuer Ordinary Shares.
Immediately prior to closing of the Business Combination, all of SC Health’s issued and outstanding Class B ordinary shares converted to SC Health Class A ordinary shares and were ultimately converted to the single class of Issuer Ordinary Shares on a one-for-one basis as further described below.

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At the Merger Effective Time, immediately following the SC Health Class B Conversion, by virtue of the Merger:

1.each SC Health Class A ordinary share (other than any SC Health Class A ordinary shares held in treasury by SC Health (if any) (each, an “Excluded Share” and, collectively, “Excluded Shares”)) issued and outstanding immediately prior to the Merger Effective Time were automatically exchanged for one Ordinary Share of the Issuer, in accordance with Section 233(5) of the Cayman Islands Companies Act;
2.all SC Health Class A ordinary shares (other than the Excluded Shares) ceased to be outstanding, were cancelled and ceased to exist and (A) each certificate formerly representing SC Health Class A ordinary shares (other than Excluded Shares) and (B) each entry in the SC Health’s register of members formerly representing SC Health Class A ordinary shares (other than Excluded Shares) issued and outstanding immediately prior to the Merger Effective Time thereafter, in case of both (A) and (B), only represented the right to receive Merger Consideration into which such SC Health Class A ordinary shares were exchanged (and contributed-in-kind) pursuant to the Business Combination Agreement;
3.each Excluded Share did, by virtue of the Merger, cease to be outstanding, was cancelled without payment of any consideration therefor, and ceased to exist; and
4.each ordinary share, par value $0.00001 per share, of Merger Sub (the “Merger Sub ordinary shares”) issued and outstanding immediately prior to the Merger Effective Time were converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share, par value $0.0001 per share, of SC Health.

Item 4.    Purpose of Transaction.
    The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Person acquired the securities of the Issuer pursuant to the Business Combination Agreement.
Andrew Rickman, serves as Chief Executive Officer and Chairman of the Board of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Registration Rights and Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, Dr. Rickman may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.
Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. G7614L 109    Schedule 13D     Page 5 of 10 Pages
Item 5.    Interest in Securities of the Issuer.
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.
(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the cover page of the Reporting Person to this Schedule 13D are incorporated herein by reference.
The Reporting Person has pledged up to 6.0 million of his Ordinary Shares to facilitate SC Health Holdings Limited’s (the “Sponsor”) financing of its PIPE subscription commitment in connection with the Business Combination, which, if forfeited in their entirety, would reduce his estimated beneficial ownership by approximately 4%. The lender may have dispositive power over such pledged shares but would not have voting power unless and until such shares are forfeited to the lender. In addition, Sponsor-affiliated entities have agreed to transfer shares held by such entities to the Reporting Person in exchange for the Reporting Person’s making available up to 6.0 million of his Ordinary Shares to facilitate the Sponsor’s financing of its PIPE subscription commitment, with the number of shares to be transferred to be based on the price performance of the Ordinary Shares.
The Reporting Person’s aggregate percentage of beneficial ownership is approximately 13.8% of the outstanding Ordinary Shares of the Issuer. Calculations of the percentage of Ordinary Shares beneficially owned assumes 126,256,257 Ordinary Shares outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on August 17, 2021.
(c) Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Ordinary Shares during the sixty days prior to the date of filing of this Schedule 13D.
(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the members or affiliates of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Registration Rights and Lock-Up Agreement
In connection with the Business Combination, the Issuer, certain persons and entities holding founder shares and private warrants of SC Health (the “Original Holders”) and certain shareholders of Rockley including Dr. Rickman (the “New Holders” and, collectively with the Original Holders, the “Holders”) entered into a Registration Rights and Lock-Up Agreement at Closing (the “Registration Rights and Lock-Up Agreement”). Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain securities of the Issuer held by the Holders. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 to register the securities of the Issuer held by such Holders. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

CUSIP No. G7614L 109    Schedule 13D     Page 6 of 10 Pages
The Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by the Holders to be locked-up for a period of time following the Closing, subject to certain exceptions. In particular, Dr. Rickman agreed to a 180-day lock-up period for his Ordinary Shares. This summary is qualified by the actual terms of the Registration Rights and Lock-Up Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.
Indemnification Agreement
Upon the closing of the Business Combination, effective August 11, 2021, the Issuer entered into indemnification agreements with its directors and executive officers. These agreements, among other things, require the Issuer to indemnify the Issuer’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of the Issuer’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at the Issuer’s request. The disclosure contained in the Registration Statement on Form S-4 (File No. 333-255019) (the “Registration Statement”) in the sections titled “Management of HoldCo Following the Business Combination” on pages 250-251 of the Registration Statement, and “Certain Relationships and Related Party Transactions – Indemnification Agreements” beginning on page 278 of the Registration Statement is incorporated herein by reference.
The foregoing description of the indemnification agreements does not purport to be complete and is qualified in its entirety by reference to the text of the form of indemnification agreement, which was filed as Exhibit 10.7 to the Registration Statement and is attached hereto as Exhibit IV, which is incorporated herein by reference.
Rickman Executive Employment Agreement
In connection with the Business Combination, on August 11, 2021, the Issuer entered into an employment agreement amendment with Dr. Rickman, pursuant to which Dr. Rickman will serve as the chief executive officer of the Issuer and will report directly to the board of directors of the Issuer. Dr. Rickman’s employment with the Issuer will continue until terminated in accordance with its terms.
Under the employment agreement amendment, among other terms, Dr. Rickman is expected to receive an initial annual base salary of $500,000, which will be subject to increase at the discretion of the board of directors of the Issuer or the Compensation Committee thereof and to be eligible to receive an annual performance bonus targeted at 100% of Dr. Rickman’s then current annual base salary. The actual amount of any such bonus will be determined by reference to the attainment of applicable Issuer and/or individual performance objectives, as determined by the board of directors of the Issuer or the Compensation Committee.
Dr. Rickman will also be eligible to participate in the customary health, welfare, and fringe benefit plans provided by the Issuer to its employees.
In addition, the Issuer entered into a side letter pursuant to which, subject to approval by the board of directors of the Issuer or the Compensation Committee thereof, Dr. Rickman will be eligible to receive equity awards with a fair value of $5 million, determined at the Issuer’s board of directors discretion either on the date of grant or on the closing of the business combination, and weighted equally between (i) stock options to purchase Issuer Ordinary Shares at a price equal to such stock’s fair market value at grant and (ii) restricted stock units (“RSUs”), in each case under the 2021 Plan. Both Dr. Rickman’s stock options and his RSUs would be subject to ratable vesting over four (4) years beginning on the closing of the Business Combination, subject to acceleration upon involuntary termination in connection with a change in control, as defined in the 2021 Plan.

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Under his employment agreement amendment, the Issuer must provide Dr. Rickman at least twelve months’ notice, or pay in lieu of notice, prior to any termination of his employment unless that termination is for “cause” (as defined under his employment agreement amendment). Dr. Rickman must provide the Issuer with at least twelve months’ notice prior to his resignation, unless the Issuer reasonably determines that such resignation is for “good reason” (as defined in his employment agreement amendment).
If Dr. Rickman’s employment is terminated by the Issuer without “cause,” or by Dr. Rickman for “good reason”, subject to his execution and non-revocation of a release of claims and continued compliance with his confidentiality and non-solicitation requirements, then, in addition to any accrued amounts, Dr. Rickman will be entitled to receive the following severance payments and benefits: (i) an amount equal to the sum of (a) his annual base salary then in effect and (b) 100% of his target annual bonus amount, payable in equal instalments over one year and reduced by any basic salary paid in lieu of notice; and (ii) continuation of all benefits for a period of twelve months.
The employment agreement amendment contains non-competition and non-solicitation and confidentiality provisions which, among other restrictions, and except in the case of an involuntary termination, restrict Dr. Rickman’s ability to be engaged or employed by, undertake duties for or be otherwise interested in the Issuer’s competitors, customers or suppliers, for a period of twelve (12) months following his termination (reduced by any portion of Dr. Rickman’s pre-termination notice period during which time he is not providing services, or “garden leave”).
Pledge Arrangements

The information contained in Item 5 of this Schedule 13D is incorporated by reference herein. The disclosure contained in the section titled “Proposal No. 1 – BCA Proposal – Related Agreements – PIPE Subscription Agreements” on pages 131 to 132 of the Registration Statement is incorporated herein by reference.

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Item 7.    Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit I	Power of Attorney
Exhibit II
Business Combination Agreement and Plan of Merger, dated March 19, 2021, by and among SC Health Corporation, Rockley Photonics Limited, Rockley Photonics Holdings Limited and Rockley Mergersub Limited (incorporated by reference from Annex A to the Registration Statement on Form S-4 (File No. 333-255109)).

Exhibit III	Form of Registration Rights and Lock-up Agreement (incorporated by reference from Annex G to the Registration Statement on Form S-4 (File No. 333-255109)).
Exhibit IV
Form of Indemnification Agreement between Rockley Photonics Holdings Limited and its officers and directors (incorporated by reference from Exhibit 10.7 to the Registration Statement on Form S-4 (File No. 333-255109)).

Exhibit V	Equity Side Letter with Andrew Rickman (incorporated by reference from Exhibit 10.25 to the registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2021).
Exhibit VI	Deed of Amendment to Andrew Rickman’s Employment Agreement (incorporated by reference from Exhibit 10.26 to the registrant’s quarterly report on Form 10-Q for the quarter ended June 30, 2021).

SIGNATURES
After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: August 23, 2021

Andrew Rickman

/s/ Andrew Rickman

[Signature Page to Schedule 13D]

EXHIBIT I
POWER OF ATTORNEY
Know by all these presents that the Reporting Person do hereby make, constitute and appoint Nick Burgess, Harriet McCartin, Kristy Duru, Albert Gelin, Tom Adams, Michael Ng, Emile Loi, and Arevik Beglarova or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of August, 2021.

Andrew Rickman

/s/ Andrew Rickman

[Signature Page to Power of Attorney]